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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              RAIT Investment Trust
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    749227104
                                 (CUSIP Number)

                           Michael S. Yecies, Esquire
                             Resource America, Inc.
                         1845 Walnut Street, 10th Floor
                             Philadelphia, PA 19103
                                 (215) 546-5005
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 8 Pages)



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                                                              Page 2 of 8 Pages

CUSIP No.         749227104
         ---------------------------

         1.       Name of Reporting Person
                  I.R.S. Identification No. of above person

                           Resource America, Inc.
                           I.R.S. Identification No.  720654145

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                           Not Applicable   (a) [   ]       (b) [   ]

         3.       SEC Use Only

         4.       Source of Funds (See Instructions)

                           WC

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                           Not Applicable

         6.       Citizenship or Place of Organization

                           Delaware

Number of                  7.       Sole Voting Power
Shares Bene-                                1,310,937
ficially Owned             8.       Shared Voting Power
by Each Repor-                              None
ting Person With           9.       Sole Dispositive Power
                                            1,310,937
                          10.       Shared Dispositive Power
                                            None

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,310,937*

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                           Not Applicable

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                                                               Page 3 of 8 Pages

         13.      Percent of Class Represented by Amount in Row (11)

                           10.85%*

         *On January 12, 1998, the Reporting Person purchased 500,000 Common Shares of Beneficial Interest in the Issuer for $13.95 per share (representing 15% of the Common Shares outstanding at the closing of that offering). On June 29, 1998, the Reporting Person purchased an additional 335,937 Common Shares of Beneficial Interest in the Issuer for $14.88 per share (which, together with the prior purchase, represented 13.6% of the Common Shares outstanding at the closing of that offering). On March 28, 2001, the Reporting Person purchased an additional 370,000 Common Shares at $13.22 per share (which, together with the prior purchases, represented 13.2% of the Common Shares outstanding at the closing of that offering). On July 18, 2001, the Reporting Person purchased 105,000 Common Shares at $14.41 per share (which, together with prior purchases, represented 10.85% of the Common Shares outstanding at the closing of that offering). Each of such purchases was disclosed in the prospectus relating to the particular offering.

         14.      Type of Reporting Person (See Instructions)

                           CO


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                                                               Page 4 of 8 Pages


       ITEM 1.  SECURITY AND ISSUER

                This Statement on Schedule 13D (the "Statement") relates to Common Shares of Beneficial Interest, par value $.01 per share (the "Common Shares"), of RAIT Investment Trust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 1818 Market Street, Philadelphia, Pennsylvania 19103.

       ITEM 2.  IDENTITY AND BACKGROUND

                The Statement is being filed by Resource America, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business address is 1845 Walnut Street, Philadelphia, Pennsylvania 19103. The Reporting Person sponsored the Issuer's formation in January of 1998.

         Executive Officers and Directors of the Reporting Person

         Edward E. Cohen, Chairman, President and Chief Executive Officer 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103

         Jonathan Z. Cohen, Executive Vice President
         1845 Walnut Street, 10th Floor, Philadelphia, PA 19103

         Steven J. Kessler, Senior Vice President and Chief Financial Officer 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103

         Freddie M. Kotek, Senior Vice President
         1845 Walnut Street, 10th Floor, Philadelphia, PA 19103

         Michael L. Staines, Senior Vice President
         1845 Walnut Street, 10th Floor, Philadelphia, PA 19103

         Nancy J. McGurk, Vice President, Chief Accounting Officer and Treasurer 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103

         D. Gideon Cohen, Director
         Chairman of the Board of The Bancorp.com, Inc. (a bank holding company) 1818 Market Street, Philadelphia, PA 19103

         Scott F. Schaeffer, Director
         President and Chief Operating Officer of the Issuer
         1818 Market Street, Philadelphia, PA 19103

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                                                              Page 5_of  8 Pages
         Carlos C. Campbell, Director
         President of C.C. Campbell & Company (a management consulting firm) 11530 Links Drive, Reston, VA 20190-4821

         Andrew Lubin, Director
         President of Delaware Financial Group (a private investment firm) P.O. Box 1425, Wilmington, DE 19899

         Alan D. Schreiber, M.D., Director
         Professor of Medicine, University of Pennsylvania
         421 Curie Boulevard, 7th Floor, Suite 705, Philadelphia, PA 19104

         John S. White, Director
         Chief Executive Officer and President of DCC Securities (a securities brokerage firm) 342 Madison Avenue, Suite 1919, New York, NY 10173

         P. Sherrill Neff, Director
         President and Director of Neose Technologies, Inc. (a publicly traded biotechnology firm)
         102 Witmer Road, Horsham, PA 19044-211

                Neither the Reporting Person nor any of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                Neither the Reporting Person nor any of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                In January of 1998, the Reporting Person sponsored the formation of the Issuer and, in connection therewith, purchased 500,000 Common Shares for $13.95 per share, or an aggregate of $6,975,000. In June of 1998, the Reporting Person purchased an additional 335,937 Common Shares in the Issuer's second public offering for $14.88 per share, or an aggregate of $4,998,742.50. In March of 2001, the Reporting Person purchased 370,000 Common Shares in the Issuer's third public offering for $13.22 per share, or an aggregate of $4,891,400. In July of 2001, the Reporting Person purchased 105,000 Common Shares in the Issuer's offering for $14.41 per share, or an aggregate of $1,516,200. Each of such purchases was disclosed in the prospectus relating to the

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                                                              Page 6_of  8 Pages

         particular offering and on Form 3 and 4s as required under Section 16 of the Securities Exchange Act of 1934, as amended. To date, the Reporting Person's aggregate investment in the Issuer is $18,381,342. The funding for all of the Reporting Person's purchases of the Issuer's Common Shares came from the Reporting Person's working capital.

         ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the acquisition of Common Shares by the Reporting Person is for investment. The Reporting Person may purchase additional Common Shares from time to time and, subject to the terms of Lock-Up Agreements in place as a result of the Issuer's recent public offerings, may dispose of any or all of the Common Shares held by it at any time.

                  Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) - (j) of Item 4.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date of this Statement, the Reporting Person beneficially owns 1,310,937 Common Shares of the Issuer. Such Shares represent 10.85% of the Common Shares outstanding.

                  (b) The Reporting Person maintains sole voting and dispositive power over the Common Shares held by it.

                  (c) On July 18, 2001, the Reporting Person purchased 105,000 Common Shares for $14.41 per share in the Issuer's underwritten public offering.

                  (d)      Not Applicable

                  (e)      Not Applicable

         ITEM 6. CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Of the 1,310,937 Common Shares of Issuer held by the Reporting Person, 835,937 (the "Pledged Shares") of them are pledged (the "Pledge") to Sovereign Bank (the "Bank") pursuant to the terms of a Pledge Agreement dated July 27, 1999 between the Bank and the Reporting Person. The Pledge secures the Reporting Person's obligations under a Revolving Credit Loan Agreement and a Note, both dated July 27,1999 (collectively with the Pledge Agreement, the "Loan Documents"). The Loan

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                                                               Page 7 of 8 Pages

         Documents give the Bank a first lien on and first security interest in the Pledged Shares and contain standard default provisions.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  None



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         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         July 18, 2001

                                             RESOURCE AMERICA, INC.
                                             /Michael S. Yecies/
                                             -------------------
                                             Michael S. Yecies, Vice President,
                                             Chief Legal Officer and Secretary